Deloitte LLP Brookfield Place 181 Bay Street Suite 1400 Toronto ON M5J 2V1 Canada Tel: 416-601-6150 Fax: 416-601-6151 www.deloitte.ca

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statement No. 333-178635 on Form F-10, Nos. 333-175265, 333-155538 and 333-113073 on Form S-8 and No. 333-159215 on Form F-3 of our reports dated March 1, 2013 relating to the consolidated financial statements of Brookfield Office Properties Inc. and subsidiaries (the “Company”) for the year ended December 31, 2012 and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 appearing in this Form 6-K.

Independent Registered Chartered Accountants

Licensed Public Accountants

March 1, 2013